UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ATS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

00211E104

(CUSIP Number of Common Stock Underlying Warrants)

Dr. Edward H. Bersoff

Chairman, President and Chief Executive Officer

ATS Corporation

7915 Jones Branch Drive

McLean, Virginia  22102

(703) 506-0088

Fax: (703) 748-8691

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

James J. Maiwurm

Squire, Sanders and Dempsey L.L.P.

8000 Towers Crescent Drive

14th Floor

Tysons Corner, Virginia  22182

(703) 720-7890

Fax: (703) 720-7801

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$4,729,425.30	$185.87

(1)        Estimated for purposes of calculating the amount of the filing fee only.  ATS Corporation (the “Company”) is offering, for a period of twenty (20) business days, to all holders of the Company’s 36,380,195 warrants issued by Federal Services Acquisition Corporation, the Company’s legal predecessor, in its initial public offering to exercise such warrants by tendering 12.5 warrants for one (1) share of common stock, on a cashless basis, and, for each 10 warrants they tender, warrant holders may pay a reduced exercise price of $2.25 to exercise one additional warrant for one share of common stock.  The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended, which equals $39.30 for each $1,000,000 of the value of the transaction.  The transaction valuation was determined by using the last trading price of the warrants on April 3, 2008, which was $0.13.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $185.87

Form or Registration Number:  Schedule TO

Filing Party:  ATS Corporation

Date Filed:  April 8, 2008

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by ATS Corporation, a Delaware corporation (“ATSC” or the “Company”), with the Securities and Exchange Commission on April 8, 2008, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company on May 2, 2008 (as amended, the “Schedule TO”), relating to the Company’s offer to all holders of the Company’s 36,380,195 warrants (the “Warrants”) to exercise such Warrants by tendering 12.5 Warrants for one share of the Company’s common stock, on a cashless basis, and, if they participate in the 10 warrants for one share tender, Warrant holders may pay a reduced exercise price of $2.25 to exercise one additional Warrant for one share of the Company’s common stock, pursuant to the terms and subject to the conditions set forth in the Offer Letter, dated April 8, 2008, which was filed as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference, and in the related Letter of Transmittal, which was filed as Exhibit (a)(3) to the Schedule TO and incorporated herein by reference, which together constitute the offer (the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which were previously filed with or incorporated by reference in the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment is made to report the final results of the Offer and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 11.       ADDITIONAL INFORMATION

(b) Other material information.

Item 11 of the Schedule TO is hereby amended by adding the following:

On May 19, 2008, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Daylight Time, on Friday, May 16, 2008.  Pursuant to the Offer, a total of 33,400,020 Warrants were tendered.  This consisted of 33,073,703 Warrants tendered for cashless exercise and 326,317 Warrants exercised by payment of a reduced cash price of $2.25 per share.  As a result of the exercise of Warrants, approximately 2,972,213 new shares of common stock were issued.  A copy of the press release is listed as Exhibit (a)(13) to this Schedule TO and is incorporated herein by reference.

Item 12.       EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description
(a)(13)	Press Release dated May 19, 2008 (announcing final results of tender offer).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATS CORPORATION

By:	/s/ Edward H. Bersoff
Name:	Dr. Edward H. Bersoff
Title:	Chairman, President and Chief Executive
Officer

Date:  May 19, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer Letter to Warrant Holders, dated April 8, 2008.*
(a) (2)	Dealer Manager Agreement, dated April 8, 2008.*
(a) (3)	Letter of Transmittal.*
(a) (4)	Notice of Guaranteed Delivery.*
(a) (5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a) (6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a) (7)

Registrant’s Registration Statement on Form S-1 (File No. 333-124638) initially filed May 4, 2005, as amended, and Post-Effective Amendments on Form S-3 to Form S-1 filed January 31, 2007, May 15, 2007 and April 8, 2008 (Incorporated herein by reference).

(a) (8)	Annual Report on Form 10-K for the year ended December 31, 2007 and filed March 17, 2008 (Incorporated herein by reference).
(a) (9)	Amendment to Annual Report on Form 10-K for the year ended December 31, 2007 and filed March 21, 2008 (Incorporated herein by reference).
(a) (10)	Amendment to Annual Report on Form 10-K for the year ended December 31, 2007 and filed April 4, 2008 (Incorporated herein by reference).
(a) (11)	Press Release dated April 8, 2008.*
(a) (12)	Press Release dated May 2, 2008, filed as Exhibit 99.1 to Current Report on Form 8-K filed on May 2, 2008 (Incorporated herein by reference).
(a) (13)	Press Release dated May 19, 2008, filed as Exhibit 99.1 to Current Report on Form 8-K filed on May 19, 2008 (Incorporated herein by reference).

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

*  Previously filed with the Company’s Schedule TO on April 8, 2008.